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                                                           Page 1 of 7 Pages
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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No.  )*

                              HMT Technology Corporation

                       ----------------------------------------
                                   (Name of Issuer)

                            Common Stock, $.001 par value

                       ----------------------------------------
                            (Title of Class of Securities)

                                      0004039171

                       ----------------------------------------
                                    (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Cusip No. 0004039171                                      Page 2 of 7 Pages
------------------------                              -------------------------

                                  13G

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hitachi, Ltd.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Japan
--------------------------------------------------------------------------------
                    5  SOLE VOTING POWER
NUMBER OF
SHARES              5,140,744
BENEFICIALLY        ------------------------------------------------------------
OWNED BY            6  SHARED VOTING POWER
EACH
REPORTING           0
PERSON              ------------------------------------------------------------
WITH                7  SOLE DISPOSITIVE POWER

                    5,146,744
                    ------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,146,744
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  /  /

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     12.6%
--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON*
     C0
--------------------------------------------------------------------------------
                         *SEE INSTRUCTION BEFORE FILLING OUT!

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Cusip No. 0004039171                                      Page 3 of 7 Pages
-------------------------                             --------------------------

                                   13G


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hitachi Metals, Ltd.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Japan
--------------------------------------------------------------------------------
                    5  SOLE VOTING POWER
NUMBER OF
SHARES              5,146,744
BENEFICIALLY        ------------------------------------------------------------
OWNED BY            6  SHARED VOTING POWER
EACH
REPORTING           0
PERSON              ------------------------------------------------------------
WITH                7  SOLE DISPOSITIVE POWER

                    5,146,744
                    ------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,146,744
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  /  /

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     12.6%
--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON*
     C0
--------------------------------------------------------------------------------
                         *SEE INSTRUCTION BEFORE FILLING OUT!

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Cusip No. 0004039171                                      Page 4 of 7 Pages
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ITEM 1.


     (a)  Name of Issuer:  HMT Technology Corporation

     (b)  Address of Issuer's Principal Executive Offices:

          1055 Page Avenue
          Fremont, California  94538

ITEM 2.


     (a)  Names of  Persons Filing:  Hitachi, Ltd. and Hitachi Metals, Ltd.

     (b)  Address of Principal Business Office:

          Hitachi, Ltd.
          6, Kanda-Surugadai
          4 chome
          Chiyoda-ku
          Tokyo 100 Japan

          Hitachi Metals, Ltd.
          Chiyoda Building, 2nd Floor
          2-1-2 Marunouchi
          Chiyoda-ku
          Tokyo 100 Japan

     (c)  Citizenship:   Each of Hitachi, Ltd. and Hitachi Metals, Ltd. is a
                         Japanese company.

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number:  0004039171

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether any of the persons filing is a:

     (a)  / /  Broker or Dealer registered under Section 15 of the Act
     (b)  / /  Bank as defined in section 3(a)(6) of the Act
     (c)  / /  Insurance company as defined in section 3(a)(19) of the Act
     (d) / / Investment Company registered under section 8 of the Investment Company Act

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Cusip No. 0004039171                                        Page 5 of 7 Pages
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     (e)  / /  Investment Adviser registered under section 203 of the Investment
               Advisers Act of 1940
     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
     (g)  / /  Parent Holding Company, in accordance with Section
               240.13d-1(b)(ii)(G)
     (h)  / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.   Ownership.

          (a)  Amount Beneficially Owned:

               Hitachi, Ltd. - 5,146,744 shares *
               Hitachi Metals, Ltd. - 5,146,744 shares*

          (b) Percent of Class: 12.6% (based on 40,892,763 shares outstanding as reported in the Prospectus, dated April 29, 1997, of HMT Technology Corporation filed with the Securities and Exchange Commission on May 1, 1997)

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:

                     Hitachi, Ltd. - 5,146,744 shares
                     Hitachi Metals, Ltd. - 5,146,744 shares

               (ii)  shared power to vote or to direct the vote:  0 shares

               (iii) sole power to dispose or to direct the disposition of :


                     Hitachi, Ltd. - 5,146,744 shares
                     Hitachi Metals, Ltd. - 5,146,744 shares

               (iv) shared power to dispose or to direct the disposition of: 0 shares*

* Hitachi Metals, Ltd. beneficially owns the 5,146,744 shares of the Common Stock of HMT Technology Corporation reported hereon as a result of its record ownership of such shares. Hitachi Ltd. beneficially owns such 5, 146,744 shares as a result of its ownership of approximately 53.8% of the outstanding voting securities of Hitachi Metals, Ltd.

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Cusip No. 0004039171                                     Page 6 of 7 Pages
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ITEM 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

ITEM 8.   Identification and Classification of Members of the Group.

          Not applicable.

ITEM 9.   Notice of Dissolution of Group.

          Not applicable.

ITEM 10.  Certification.

               Not applicable.

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Cusip No. 0004039171                                        Page 7 of 7 Pages
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                                      SIGNATURE

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  June 10, 1997




                                         HITACHI, LTD.



                                         By:
                                            ------------------------------------
                                            Name:  Shuji Nakanishi
                                            Title: General Manager
                                                   Affiliated Companies Office



                                         HITACHI METALS, LTD.





                                         By: /s/Atsumu Yamaguchi
                                            ------------------------------------
                                            Name:   Atsumu Yamaguchi
                                            Title:  Board Director